UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of November 2003

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                                  Sequential
Exhibit                         Description                       Page Number
-------                         -----------                       -----------

   1.             Press release, dated November 18, 2003               3

                                                                     EXHIBIT 1

CONTACTS
Dafna Gruber, CFO                            Carmen Deville
+972 3 645 6252                              760-517-3188
760-517-3187
dafna.gruber@alvarion.com                    carmen.deville@alvarion.com
-------------------------                    ---------------------------


                                                        FOR IMMEDIATE RELEASE


                 PENNSYLVANIA COUNTY SCHOOLS, GOVERNMENT SELECT
                 ----------------------------------------------
   ALVARION'S BREEZEACCESS VL(TM) FOR REGION-WIDE BROADBAND WIRELESS NETWORK
   -------------------------------------------------------------------------

         REPLACING LEASED LINES IMPROVES CAPACITY BY 10 TIMES, PRODUCES
                     SAVINGS OF MORE THAN $200,000 PER YEAR

           TEL-AVIV, ISRAEL, NOVEMBER 18, 2003 - Alvarion Ltd. (NASDAQ: ALVR), the global leader in wireless broadband solutions, today announced that York County, Penn., has selected Alvarion's BreezeACCESS VL system to replace its current T1-based Internet network used by county schools and other municipal organizations. Using the BreezeACCESS VL, Alvarion's high capacity OFDM solution for the 5GHZ frequency bands, the county will link approximately 40 area schools plus other municipal buildings to provide Internet services at higher speeds than current leased lines and at a much lower overall cost.

           To fund network deployment, York County utilized a grant that non-profit community development organization Crispus Attucks Association, Inc. obtained from the state to use for Phase I of the effort. Crispus Attucks, in conjunction with nine local school districts and the library system, will administer the entire project. Leveraging the near-fiber capacity benefits of the new BreezeACCESS VL system, York County's wireless network will provide each school with up to 10 Megabits per second (Mbps) of connectivity. Crispus Attucks also plans to extend broadband connections to non-profit organizations, libraries and government offices - eventually covering more than 80 buildings throughout the area.

           "Alvarion was the clear choice because we needed a low-cost solution that combined both high-speed, non-line-of-sight performance with significant capacity and coverage capabilities to provide the ubiquitous service necessary for connecting all of our schools," said Bobby Simpson, executive director at

Crispus Attucks. "Compared to costly leased lines that we have been using over the past few years, BreezeACCESS VL enables York County to greatly reduce spending while providing much higher bandwidth to each school."

           Each deployed location has seen an immediate cost improvement of 50 percent over leased lines. County agencies estimate that they will save more than $200,000 per year, a number which is expected to greatly increase in the near future, as capacity requirements grow and more organizations are connected. The savings can be earmarked to fund important educational programs.

           "Like many school districts and counties in the U.S., York's administrators wanted to increase their connection speeds for Internet services while reducing the overall cost of educating their youth," said Amir Rosenzweig, president of Alvarion, Inc. "Wireless broadband is a proven and highly effective way for schools and county organizations to own and manage their own broadband networks for much less then they are paying now. Even without the community grant, the ROI for this type of deployment is extremely attractive."

           "The deployment by York shows that a tailored wireless broadband network can be effectively deployed and managed by end user customers. While traditionally a carrier technology for serving rural areas or in the developing world, large carriers are now leveraging these same characteristics of reliability, ease of deployment, and cost effectiveness to fill gaps in their DSL coverage," Rosenzweig added.


           ABOUT ALVARION

           Alvarion is the global leader in wireless broadband, providing solutions to telecom carriers, other service providers, and private network operators with over 1.5 million units deployed in 120 countries worldwide. With the industry's greatest breadth of products, Alvarion provides flexible, scalable solutions for maximum customer profits. From Internet access and network backhaul to enterprise bridging and mobile public safety, Alvarion is the only company that delivers Complete SpectrumTM networks by implementing advanced technologies across a range of frequency bands. Alvarion, Inc. is headquartered in Carlsbad, CA with its corporate offices in Tel Aviv, Israel. For more information, please visit our website at www.alvarion.com.


This press release may contain forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web-sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or 760-517-3188

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.


Date: November 18, 2003             By: /s/ Tzvika Friedman
                                        ----------------------------------------
                                    Name: Tzvika Friedman
                                    Title: President and Chief Operation Officer